RULE 14f-1

REPORT OF CHANGE IN A MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

XEDAR CORPORATION
8310 South Valley Highway, Suite 220
Englewood, Colorado 80112

This report is furnished by our Board of Directors to the holders of our no par value common stock.

Effective December 31, 2006, we closed an Agreement and Plan of Merger (“Merger Agreement”) with our wholly owned subsidiary and with Premier Data Services, Inc., a Delaware corporation (“Premier”). As a result of the merger, Premier became our subsidiary. The Merger Agreement provides that Hugh H. Williamson, III, who became one of our directors on December 31, 2006, as a result of the merger, will cause our board of directors to be increased to seven, ten days after this report is sent to our shareholders. At that time, Earnest Mathis, Jr., who has been one of our directors, will resign.

This report is provided for informational purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will be first mailed to our shareholders on or about January 12, 2007.

On December 31, 2006, there were 16,582,871 shares of our common stock outstanding.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares as of December 31, 2006 by (i) each person who is known by us to own beneficially more than 5% of our outstanding stock; (ii) each of our executive officers, Hugh H. Williamson, III and persons who will become our directors; and (iii) all of our executive officers, Hugh H. Williamson, III and persons who will become our directors as a group. Except as otherwise indicated, each such person has investment and voting power with respect to such shares, subject to community property laws where applicable.

Name and Address (for 5% beneficial owners only)	Shares Beneficially Owned	Percentage
Hugh H. Williamson, III 8310 South Valley Highway, Suite 220 Englewood, CO 80112	6,047,892(1)	36.5%
Trusten A. McArtor	0	0%
Roger J. Steinbecker	0	0%
Craig A. Parker	0	0%
John P. Moreno	0	0%
Jack H. Jacobs	0	0%
Samuel J. Camarata, Jr	0	0%
Steven M. Bragg	166,222	1.0%
Richard V. Souders 8310 South Valley Highway, Suite 220 Englewood, CO 80112	1,311,937	7.9%
Underwood Family Partners, Ltd. 1610 Wynkoop Street, Suite 100 Denver, CO 80202	1,580,501(2)	9.5%
All executive officers, Hugh H. Williamson, III (who is a current director) and persons who will become directors as a group (8 persons)	6,214,114	37.5%

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(1) Includes 251,659 shares owned by Mr. Williamson, 4,302,821 shares owned by Humanade LLC, of which Mr. Williamson is the Manager and 1,493,412 shares owned by the Nancy Williamson Revocable Trust, of which Mr. Williamson is the husband of the Trustee and beneficiary.
(2) Underwood Family Partners, Ltd. is a limited partnership, the general partner of which is L. Michael Underwood.

Changes in Control

On December 29, 2006, we issued an aggregate of 1,500,000 shares of our common stock (or approximately 60% of our then outstanding shares) to three investors, Battersea Capital, Inc., Underwood Family Partners, Ltd and Kanouff LLC, for $15,000. None of the consideration was in the form of bank or other loans.

Effective December 31, 2006, in accordance with the Merger Agreement, we issued an additional 14,082,871 shares (or approximately 85% of our outstanding shares).

Both of these transactions resulted in a change in control with respect to ownership of our outstanding common stock.

Certain Relationships and Related Transactions

None, except for the Merger Agreement.

MANAGEMENT

Directors, Executive Officers, and Key Employees
The names and ages of our director, the persons who will become our directors and executive officers and their positions are as follows:
Name	Age	Position
Hugh H. Williamson, III	64	President, CEO, and Director (Chairman)
Steven M. Bragg	46	Chief Financial Officer, Secretary and Treasurer
Trusten A. McArtor	64	Director(1)
Roger J. Steinbecker	64	Director(1)
Craig A. Parker	42	Director(1)
John P. Moreno	49	Director(1)
Jack H. Jacobs	61	Director(1)
Samuel J. Camarata, Jr.	51	Director(1)
Richard V. Souders	62	President and CEO of Subsidiaries(2)
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(1) Prior to the Merger, Earnest Mathis, Jr. was our sole officer and Director. Pursuant to the Merger Agreement, Mr. Mathis resigned as an officer upon the effective date of the Merger, and has submitted his resignation as a Director to be effective ten days after this report is sent to our shareholders. It is contemplated, pursuant to the terms of the Merger Agreement, that upon the effective date of the resignation of Mr. Mathis as a Director, that Mr. Williamson, as our sole remaining Director, pursuant to our bylaws, shall immediately enlarge the Board to seven (7) Directors and shall appoint Messrs. McArtor, Steinbecker, Parker, Moreno, Jacobs, and Camarata, Jr. as Directors to fill the vacancies.
(2) Mr. Souders is the President and CEO of each of our subsidiaries, including Premier Data Services, Inc., PDS GIS/LIS, Inc., and FuGEN, Inc.

Hugh Hardy Williamson, III. Since December 31, 2006, Mr. Williamson has been our President and Chief Executive Officer and a Director, and since 1994 the principal investor in and Chairman of Premier Data Services, Inc. Mr. Williamson is a former Fortune 500 Chairman and CEO, and has extensive CEO experience in NYSE, ASE, and privately held companies. Currently, he is a principal investor and an active participant in several other business enterprises. He has an MBA from Texas Tech University, as well as a B.S. in Engineering Sciences from the United States Air Force Academy.

Steven Mark Bragg. Since December 31, 2006, Mr. Bragg, CPA, has been our Chief Financial Officer, Treasurer and Secretary, and since 1999 Premier Data Services, Inc.’s Chief Financial Officer, Treasurer and Secretary. Mr. Bragg has been the CFO or controller of four companies, as well as a consulting manager with Ernst & Young. He is the author of over 30 business books and a co-author of the Wiley GAAP Guide. Mr. Bragg's education includes an MBA from Babson College, an MA in Finance from Bentley College and a BA in Economics from the University of Maine.

Trusten Allan McArtor. Since 2001, Mr. McArtor has been the chairman of Airbus North America Holdings, which is the parent company of Airbus North America Sales, Airbus North America Customer Services, and Airbus North America Engineering. Previously, he was the founder and CEO of Legend Airlines, as well as Administrator of the Federal Aviation Administration. Mr. McArtor has a B.S. in Engineering Sciences from the United States Air Force Academy, as well as an MSE from Arizona State University.

Roger John Steinbecker. Since 2001 Mr. Steinbecker has been a retired PriceWaterhouseCoopers (PWC) audit partner. From 1991 to 1999, he was the managing partner of PWC’s Denver and Philadelphia offices, and the audit partner for a number of publicly-held companies. Mr. Steinbecker’s education includes a BS in Business Administration and an MA in Accounting from the University of Missouri. Mr. Steinbecker is also a director of Horace Mann Educators, a company that is a reporting company under the Securities Exchange Act of 1934, as amended.

Craig Andrew Parker. Since 2006, Mr. Parker has been the CEO of Optimal Reading Services Group. He was formerly the Executive Vice President and General Counsel of Emageon, Inc., and CFO of EnteGreat, Inc. Mr. Parker’s education includes a B.S. from the University of North Carolina and a J.D. from the University of Alabama.

John Patrick Moreno. Mr. Moreno is the founder and since 1990 has been the Senior Executive Recruiter of Executive Search & Consulting, Inc., which is a consulting firm engaged in executive recruiting and start-up and early stage business consulting services. He was formerly the professional division manager of Business Specialists, a national recruiting firm. Mr. Moreno has pursued a degree in Business Administration with Friends University.

Jack Howard Jacobs. Since 1992, Mr. Jacobs has been a principal of The Fitzroy Group, which specializes in real estate development and investments. He was previously a managing director of Bankers Trust, as well as the founder of AutoFinance Group, Inc. He has also attained the rank of Colonel (retired) in the U.S. Army, and was awarded the Congressional Medal of Honor. Mr. Jacobs’ education includes Bachelor’s and Master’s degrees from Rutgers University.

Samuel John Camarata, Jr. Since 1998, Mr. Camarata has been the Executive Vice President of Corporate Strategies for ESRI, Inc., which is the largest provider of geographical information systems software in the world. Mr. Camarata’s education includes a B.S. degree from the University of Utah, and Master of Liberal Arts degree from Utah State University.

We had three meetings of our Directors during our last fiscal year. All of those meetings were held by consent. We have not adopted a policy about directors attending the Annual Meeting of our shareholders. We did not have an Annual Meeting during the last fiscal year.

All of the persons who will become our directors are independent under the Rules of The NASDAQ Stock Market, Inc. that define “independence” for this purpose.

Every one of the directors who will become our directors will not do so until ten days after this report is sent to our shareholders.

Key Employee

Richard Vaughn Souders. Since 1998, Mr. Souders has been President and CEO of Premier Data Services, Inc. In addition, Mr. Souders has served as the President and CEO of each of Premier Data Services, Inc.’s subsidiaries, PDS GIS/LIS, Inc., since it inception in 2006, and FuGEN, Inc., since its acquisition in 2002. Mr. Souders is responsible for all of Premier Data Services, Inc.’s operations, as well its strategic direction. Mr. Souders has held officer level positions in public and private corporations, including both large multi-billion dollar corporate environments and smaller rapidly growing entrepreneurial ones. His educational background includes MBA from the University of Tulsa and a Bachelor of Science degree from Oklahoma State University.

Our directors serve in such capacity until the next Annual Meeting of our shareholders and until their successors have been elected and qualified. Our officers serve at the discretion of our Board, until their death, until they resign or until they are removed from office.

Section 16(a) Beneficial Ownership Reporting Compliance

None of our directors, officers, beneficial owners of more than 10% of our common stock failed to file a report required by Section 16(a) of the Securities Exchange Act of 1934, as amended, during our last fiscal year ended December 31, 2006, except for Ernest Mathis, Jr., who failed to file his Form 3 reporting his beneficial ownership of our shares of common stock.

Nominating, Audit and Compensation Committees

The Board of Directors has not yet established a Nominating, Audit or Compensation Committees due to the changes that will occur on the Board ten days after this report is sent to our shareholders. Thus, we have not yet appointed a financial expert. Further, we do not have any charters for the Nominating, Audit or Compensation Committees and have not adopted a policy for nominations to the Board recommended by our shareholders. We expect that charters for one or more Committees will be adopted and that the new directors will be appointed to the Committees soon after this report is mailed to our shareholders. Our Board of Directors operated as our Nominating, our Audit and our Compensation Committees during our last fiscal year ended December 31, 2006.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
SUMMARY COMPENSATION TABLE
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Stock Options ($) (f)	Non -Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All other Comp- ensation (i)	Total ($) (j)
Earnest Mathis, Jr. (1)	2006 2005	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-
Hugh H. Williamson, III (2)	2006 2005	-0- -0-	45,000 -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	45,000 -0-
Steven M. Bragg (3)	2006 2005	132,825 129,135	27,500 -0-	-0- -0-	-0- -0-	14,000 14,000	-0- -0-	-0- -0-	174,325 143,135
Richard V. Souders (4)	2006 2005	230,000 215,000	27,500 -0-	-0- -0-	-0- -0-	25,000 25,000	-0- -0-	-0- -0-	282,500 240,000
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(1) Mr. Mathis was our President, Chief Executive and sole Officer until December 31, 2006.
(2) Mr. Williamson became our President and Chief Executive Officer on December 31, 2006, and has been Chairman of Premier since 1994. The amounts set forth above represent amounts paid by Premier.
(3) Mr. Bragg became our Chief Financial Officer, Secretary and Treasurer on December 31, 2006. The amounts set forth above represent amounts paid by Premier.
(4) Mr. Souders has been the President and CEO of our subsidiary, Premier., since 1998. The amounts set forth above represent amounts paid by Premier.

Ernest Mathis, Jr. was our sole director until December 31, 2006, at which time Hugh H. Williamson, III also became a director. Neither Mr. Mathis nor Mr. Williamson received any compensation as a director from us or Premier during the years ended December 31, 2006 or 2005. None of the proposed directors received any compensation as a director from us or Premier during the years ended December 31, 2006 or 2005.

January 12, 2007                   By Order of the Board of Directors

                            /s/ Steven Bragg
                            Steven Bragg, Secretary